Mail Stop 6010

December 7, 2007

Mr. Neil Reithinger
Chief Executive Officer
Baywood International, Inc.
14950 N. 83RD Place, Suite 1
Scottsdale, Arizona 85260

>   **Re: Baywood International, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed November 30, 2007**
>   **File No. 333-144792**

Dear Mr. Reithinger:

    This is to advise you that we have limited our review of the above referenced registration statement to the issues identified below. We will make no further review of this filing.

    Each of our comments requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant's securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We have reviewed your response to our prior comment 1. Given the nature and size of this offering, the offering still appears to be a primary offering. If you revise the size of this offering to reduce the number of shares of common stock being offered by each selling securityholder, we will reconsider whether the offering should be categorized as a primary offering. We may have further comments upon reviewing your response.

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David I. Schaffer, Esq.
        Meltzer, Lippe, Goldstein & Breitstone, LLP
        190 Willis Avenue
        Mineola, New York 11501